                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                                   Culp, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.05 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    230215 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Linda E. Ransom, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 15, 2002
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 5 pages)

                                 SCHEDULE 13D
CUSIP NO.  230215 10 5                                        Page 2 of 5 Pages
         -----------------                                    -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George McFadden
           ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            104,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             370,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             104,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   370,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        474,300
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        4.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    IN
------------------------------------------------------------------------------

          This statement constitutes Amendment No. 3 to the Schedule 13D originally filed by George McFadden with the Securities and Exchange Commission on January 29, 2001, as amended by Amendment No. 1 on February 8, 2001 and Amendment 2 on May 6, 2002, relating to the common stock of Culp, Inc., a North Carolina corporation. Terms defined in the Schedule 13D previously filed have the same meeting in this Amendment.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5(a) of the Schedule 13D, as amended, is hereby amended and restated in its entirety to read as follows:

          (a) Mr. McFadden beneficially owns 474,3000 shares of the Common Stock of Culp, or approximately 4.2% of the 11,221,158 outstanding shares of Common Stock of Culp, as reported in the form 10-Q of Culp for the quarterly period ended January 27, 2002.

          Item 5(b) of the Schedule 13D, as amended, is hereby amended and restated in its entirety to read as follows:

          (b) Mr. McFadden has the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, 104,200 shares of the Common Stock of Culp.

          Mr. McFadden shares the power to vote or direct the vote of, or the power to dispose or direct the disposition of, a further 370,100 shares of the Common Stock of Culp, as follows. Mr. McFadden serves as co-trustee of a trust under the will of Alexander B. McFadden, deceased, which holds 168,000 shares. Mr. McFadden also serves as co-trustee of a trust dated September 22, 1971 for the benefit of Elizabeth Cutting McFadden which holds 83,100 shares. Mr. McFadden's wife, Carol O. McFadden, holds 20,000 shares. Mr. McFadden has been granted the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of 99,000 shares held by his brother John H. McFadden. Information with respect to the foregoing persons is set forth in Appendix I hereto.

          Mr. McFadden disclaims beneficial ownership of all shares of Common Stock of Culp reported herein other than those which he owns directly and those held by the trust under the will of Alexander B. McFadden, deceased, of which he is beneficiary.

          Item 5(c) of the Schedule 13D, as amended, is hereby amended by adding thereto the following:

          (c) On May 7, 2002, Mr. McFadden sold on the open market 50,000 shares of the Common Stock of Culp for an average price per share of $9.97.

          On May 9, 10, and 13, 2002, Mr. McFadden's former wife, Lesley Taylor, sold on the open market 32,200, 5,000 and 52,800 shares of Common Stock of Culp for an average price per share of $9.92, $9.90 and $9.96, respectively.


                                Page 3 of 5 Pages

          On May 8, 2002, a trust for the benefit of Mr. McFadden's daughter, Elizabeth Cutting McFadden, sold on the open-market 25,000 shares of Common Stock of Culp for an average price per share of $9.90.

          On May 7, 13, and 15, 2002, the trust under the will of Alexander B. McFadden, Mr. McFadden's father, sold in the open market 25,000, 2,000 and 55,000 shares of Common Stock of Culp at an average price per share of $9.97, $10.15 and $10.29, respectively.

          On May 7, 2002, John H. McFadden, Mr. McFadden's brother, sold on the open market 50,000 shares of Common Stock of Culp at an average price per share of $9.97.

          The Schedule 13D, as amended, is hereby amended by adding thereto the following:

          (e) After May 15, 2002, Mr. McFadden no longer beneficially owned more than five percent of the shares of Common Stock of Culp.

                               Page 4 of 5 Pages



































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                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 15, 2002


                                                          /s/ George McFadden
                                                          -------------------
                                                              George McFadden

                               Page 5 of 5 Pages